Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2025	2024

ASSETS
Current Assets
Cash and cash equivalents	$4,083	$3,301
Short-term interest-bearing deposits	14,120	20,195
Prepaid expenses and other receivables	1,289	2,299
Assets classified as held for sale	6	198
Total Current Assets	19,498	25,993

Non-Current Assets
Property and equipment, net	429	625
Other assets	1,011	1,069
Total Non-Current Assets	1,440	1,694
TOTAL ASSETS	$20,938	$27,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$375	$811
Accrued expenses and other liabilities	2,656	2,846
Liability classified as held for sale	-	142
Total Current Liabilities	3,031	3,799

Non-Current Liabilities
Other long-term liabilities	426	299
Total Non-Current Liabilities	426	299

Commitments and Contingent Liabilities

TOTAL LIABILITIES	3,457	4,098

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: Authorized: 45,000,000 shares as of September 30, 2025 and December 31, 2024; Issued and outstanding: 24,292,833 and 23,650,989 as of September 30, 2025 and December 31, 2024, respectively;	2,760	2,685
Additional paid in capital	148,252	146,910
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(134,632)	(127,107)
TOTAL SHAREHOLDERS’ EQUITY	17,481	23,589
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,938	$27,687

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	1,484	2,348	6,175	7,204
General and administrative expenses	1,073	771	2,964	2,851
Loss on disposal group of assets held for sale	-	-	29	201
	2,557	3,119	9,168	10,256

Operating loss	(2,557)	(3,119)	(9,168)	(10,256)

Finance income (expenses), net	352	517	1,643	418

Net loss	(2,205)	(2,602)	(7,525)	(9,838)

Basic & diluted loss per share	$(0.09)	$(0.12)	$(0.31)	$(0.50)
Weighted average number of shares outstanding	24,045,560	21,278,081	23,898,093	19,855,137

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Accumulated other comprehensive	Accumulated
	Shares	Amount	capital	income	deficit	Total

Balance as of December 31, 2024	23,650,989	$2,685	$146,910	$1,101	$(127,107)	$23,589
Changes during the three-month period ended March 31, 2025:
Restricted stock units vested	34,290	4	(4)	-	-	-
Issuance of shares for cash consideration of $203 net of $6 issuance costs	164,656	18	179	-	-	197
Share based compensation	-	-	293	-	-	293
Net loss	-	-	-	-	(3,452)	(3,452)
Balance as of March 31, 2025	23,849,935	2,707	147,378	1,101	(130,559)	20,627

Changes during the three-month period ended June 30, 2025:
Restricted stock units vested	8,366	1	(1)	-	-	-
Share based compensation	-	-	295	-	-	295
Net loss	-	-	-	-	(1,868)	(1,868)
Balance as of June 30, 2025	23,858,301	$2,708	$147,672	$1,101	$(132,427)	$19,054

Changes during the three-month period ended September 30, 2025:
Restricted stock units vested	119,042	14	(14)			-
Issuance of shares for cash consideration of $447 net of $95 issuance costs	315,490	38	314			352
Share based compensation			280			280
Net loss					(2,205)	(2,205)
Balance as of September 30, 2025	24,292,833	2,760	148,252	1,101	(134,632)	17,481

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED) (cont.)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Accumulated other comprehensive	Accumulated
	Shares	Amount	capital	income	deficit	Total

Balance as of December 31, 2023	18,598,555	$2,137	$138,939	$1,101	$(112,093)	$30,084
Changes during the three-month period ended March 31, 2024:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of shares for cash consideration of 540 net of $16 issuance costs	178,931	20	504	-	-	524
Stock based compensation	-	-	383	-	-	383
Net loss	-	-	-	-	(4,140)	(4,140)
Balance as of March 31, 2024 (unaudited)	18,811,781	2,160	139,823	1,101	(116,233)	26,851

Changes during the three-month period ended June 30, 2024:
Issuance of shares for cash consideration of $5,001 net of $582 issuance costs	2,061,776	224	4,195	-	-	4,419
Restricted stock units vested	9,755	1	(1)	-	-	-
Stock based compensation	-	-	388	-	-	388
Net loss	-	-	-	-	(3,096)	(3,096)
Balance as of June 30, 2024 (unaudited)	20,883,312	$2,385	$144,405	$1,101	$(119,329	$28,562

Changes during the three-month period ended September 30, 2024:
Issuance of shares for cash consideration of $304 net of $9 of issuance costs	159,401	17	278	-	-	295
Restricted stock units vested	55,939	6	(6)	-	-	-
Exercise of options	-	-	-	-	-	-
Exercise of Warrants	860,429	91	(90)	-	-	1
Receivables from sale of stock (*)	30,455	3	(49)	-	-	(46)
Stock based compensation	-	-	377	-	-	377
Net loss	-	-	-	-	(2,602)	(2,602)
Balance as of September 30, 2024 (unaudited)	21,989,536	$2,502	$144,915	$1,101	$(121,931)	$26,587

(*)	Receivables from sale of stock were paid in cash on October 1, 2024.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities
Net loss	$(7,525)	$(9,838)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	256	509
Capital loss (gain) on sale of property and equipment	1	(79)
(Income) loss on short-term bank deposits	(1,139)	1,002
Loss (gain) on assets and liabilities classified as held for sale	21	(66)
Non-cash operating lease expenses	202	289
Share-based compensation	868	1,148
Changes in operating assets and liability items:
Decrease in prepaid expenses and other receivables	352	434
Decrease in accounts payable trade	(436)	(735)
Decrease in accrued expenses and other liabilities	(230)	(1,302)
Operating lease liabilities	(160)	(286)
Net cash used in operating activities	(7,790)	(8,924)

Cash flows from investing activities
Purchase of property and equipment	(60)	(68)
Proceeds from sale of property and equipment	1	177
Proceeds from sale of assets as held for sale	902	1,820
Investment in short-term interest-bearing bank deposits	(23,269)	(31,222)
Release of short-term interest-bearing bank deposits	30,483	34,994
Net cash provided by investing activities	8,057	5,701

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	549	5,193
Net cash provided by financing activities	549	5,193

(Decrease) increase in cash and cash equivalents	816	1,970
Cash and cash equivalents - beginning of period	3,731	1,226
Cash and cash equivalents - end of period	$4,547	$3,196

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest	$999	$1,336

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include osteoarthritis, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange.

On August 18, 2025, the Company announced positive three-month topline data from its multi-country, randomized, controlled, phase I/II trial evaluating AllocetraTM in patients with moderate-to-severe knee osteoarthritis. The data showed:

i.	In the overall modified intention-to-treat (mITT) population, improvements across all efficacy and secondary endpoints, including 24% reduction in knee pain and 26% improvement in knee function, were observed in the AllocetraTM treatment arm vs placebo; moreover, 72% reduction in knee pain and 95% improvement in knee function were observed for age-related primary osteoarthritis patients compared with placebo – a substantial, clinically meaningful and statistically significant effect in commonly used Phase III primary endpoints for knee osteoarthritis clinical trials; and

ii.	Favorable safety profile – No serious adverse events; limited, typically mild to moderate, transient, and treatable side effects occurred in most patients treated with Allocetra™.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. Since its inception, the Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception and, as of September 30, 2025, had an accumulated deficit of $134,632 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2024 Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2025. The results of operations for the interim periods presented herein are not necessarily indicative of the operating results for any future period. The December 31, 2024 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rates on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate for the foreseeable future.

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities assumed were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the applicable transaction.

1 U.S. dollar = 3.306 NIS and 3.647 NIS as of September 30, 2025 and December 31, 2024, respectively.

The U.S. dollar (decreased) increased against the NIS )1.96)%, (9.35)%, (1.30)% and 2.28% during the three and nine-month periods ended September 30, 2025 and 2024, respectively.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company is currently evaluating the effect of adopting this guidance on its annual consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718) – Scope application of profit interest and similar awards, which clarifies how an entity determines whether a profits interest or similar award is within the scope of Topic 718 or if it is not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this guidance did not have a significant impact on our financial statements, and the Company does not expect this guidance to have a material impact prospectively.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU No. 2024-03”), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, it is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted.

The amendments in this ASU should be applied prospectively, however, public business entities are permitted to apply the amendments in the ASU retrospectively, The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	September 30,	December 31,
(in thousands)	2025	2024

Cash held in banks	$4,083	$2,257
Bank deposits in EUR with original maturities of three months or less (average annual interest rate 3.16%)	-	1,044
Total cash and cash equivalents	4,083	3,301
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	351	317
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$4,547	$3,731

NOTE 4 – SHORT TERM DEPOSITS

	September 30,	December 31,
(in thousands)	2025	2024

Bank deposits in U.S.$ (average annual interest rates 5.084% and 5.863%)	$8,620	$9,259
Bank deposits in NIS (average annual interest rates 4.476% and 4.410%)	5,500	10,936
Total short-term deposits	$14,120	$20,195

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	September 30,	December 31,
(in thousands)	2025	2024

Prepaid expenses	$530	$884
Tax authorities	79	68
Receivables on account of assets sold	567	1,234
Others	113	113
	$1,289	$2,299

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	September 30,	December 31,
(in thousands)	2025	2024

Cost:
Laboratory equipment	$2,077	$2,094
Computers	520	462
Office furniture & equipment	124	124
Leasehold improvements	947	947
Total cost	3,668	3,627
Accumulated depreciation:
Laboratory equipment	2,038	1,969
Computers	389	328
Office furniture & equipment	46	40
Leasehold improvements	766	665
Total accumulated depreciation	3,239	3,002
Depreciated cost	$429	$625

Depreciation expenses for the three and nine-month periods ended September 30, 2025 and 2024 were $81, $256, $161 and $509 thousand, respectively.

NOTE 7 – OTHER ASSETS

	September 30,	December 31,
(in thousands)	2025	2024

Restricted cash	$351	$317
Receivables on account of assets sold	-	206
Long Term Deposit	8	8
Long-term prepaid expenses	-	10
Right-of-Use assets, net	652	528
	$1,011	$1,069

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
(in thousands)	2025	2024

Vacation, convalescence and bonus accruals	$1,441	$1,407 1
Employees and payroll related	338	279
Short term operating lease liabilities	275	235
Accrued expenses and other	602	925
	$2,656	$2,846

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 9 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space, plant space and vehicles.

	Nine months ended September 30,
(in thousands)	2025	2024

The components of lease expense were as follows:
Operating leases expenses	$232	$327
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$245	$310
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$331	$25

	September 30,	December 31,
(in thousands)	2025	2024
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,108	$1,176
Accumulated amortization	456	648
Operating lease Right-of-Use assets, net	$652	$528
Lease liabilities – current - Accounts payable and accrued liabilities	$275	$235
Lease liabilities – noncurrent	426	299
Total operating lease liabilities	$701	$534
Weighted average remaining lease term in years	2.35	2.85
Weighted average annual discount rate	8.5%	8.5%

Maturities of operating lease liabilities as of September 30, 2025, were as follows:
2025 (after September 30)	90
2026	264
2027	257
2028	182
Total undiscounted lease liability	793
Less: Imputed interest	(92)
Present value of lease liabilities	$701

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a SOFR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest, as of September 30, 2025 was approximately $9.96 million. As of September 30, 2025, the Company had not paid any royalties to the IIA.

NOTE 11 – EQUITY

a)	All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, permit the holders to receive a fixed number of Ordinary Shares upon exercise, require physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2025	7,645,109	$2.01
Forfeited and expired	(22,750)	$10.00
Outstanding and exercisable September 30, 2025	7,622,359	$1.98

Set forth below is data regarding the exercise prices and expiration dates for warrants outstanding at September 30, 2025:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date

160,727	$25.00	February 12, 2021	February 9, 2026
18,774	$25.00	February 17, 2021	February 9, 2026
3,571,429	$1.40	May 29, 2024	October 17, 2025 (i)
3,571,429	$1.40	May 29, 2024	November 29, 2029 (ii)
125,000	$1.75	May 29, 2024	October 17, 2025 (i)
125,000	$1.75	May 29, 2024	May 27, 2029 (iii)
25,000	$3.25	November 26, 2024	February 2, 2027
25,000	$4.25	November 26, 2024	February 2, 2027
7,622,359

(i)	Series A warrants that provided that the expiration date shall be the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. As a result of the Company’s announcement of the three-month topline data from its multi-country, randomized, controlled, phase I/II trial evaluating AllocetraTM in patients with moderate-to-severe knee osteoarthritis on August 18, 2025, the expiration date of the Series A warrants issued to investors and the placement agent in connection with the Company’s May 2024 registered direct offering became fixed at October 17, 2025.

(ii)	The earlier of (a) November 29, 2029 and (b) the 60th day following the Company’s public announcement of its filing with the U.S. Food and Drug Administration for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”).

(iii)	The earlier of (a) May 27, 2029 and (b) the 60th day following the Series B Milestone Event.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

b)	During the nine months ended September 30, 2025 and 2024 the Company issued 480,146 and 370,563 Ordinary Shares under its ATM agreement, dated December 30, 2022, with Cantor Fitzgerald & Co. and JMP Securities LLC (the “ATM Agreement”), for gross consideration of $649 and $825, net of $101 and $25 of issuance expenses, respectively.

NOTE 12 – SHARE-BASED COMPENSATION

a)	As of September 30, 2025, 6,900,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 2,176,424 shares were available for future grant.

b)	The following tables contain information concerning options granted under the existing equity incentive plans:

	Three months ended September 30,
	2025			2024
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at beginning of period	2,871,306		$5.38	2,985,703	$5.41
Granted	-		$-	15,000	$1.42
Forfeited and expired	(750)		$3.21	(8,202)	$5.95
Outstanding at end of period	2,870,556		$5.38	2,992,501	$5.39
Exercisable at end of period	2,396,405		$5.40	2,218,950	$5.66

Non-vested at beginning of period	477,901		$4.46	758,551	$4.68
Granted	-		$-	15,000	$1.42
Vested	(3,750)		$1.42	-	$-
Forfeited	-	$		-	$-
Non-vested at the end of period	474,151		$4.48	773,551	$4.61

	Nine months ended September 30,
	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,898,015	$5.37	2,842,496	$5.63
Granted	-	$-	265,000	$3.11
Forfeited and expired	(27,459)	$4.22	(114,995)	$6.00
Outstanding at end of period	2,870,556	$5.38	2,992,501	$5.39
Exercisable at end of period	2,396,405	$5.40	2,218,950	$5.66

Non vested at beginning of period	582,967	$4.38	596,503	$5.53
Granted	-	$-	265,000	$3.11
Forfeited and expired	(15,441)	$3.65	(24,313)	$5.04
vested	(93,375)	$3.96	(63,639)	$6.82
Non-vested at end of period	474,151	$4.48	773,551	$4.61

During the three and nine-month periods ended September 30, 2025 and 2024, the Company recognized $104, $316, $222 and $682 thousand, respectively, of share-based compensation expenses related to stock options.

As of September 30, 2025, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $281 thousand, which is expected to be recognized over a weighted average period of 0.83 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at September 30, 2025:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$1.42	15,000	8.75	$-	3,750
$2.69	90,304	1.43	-	90,304
$2.69	557,738	8.26	-	557,738
$3.21	211,000	8.38	-	52,750
$3.53	53,192	8.09	-	13,298
$3.66	250,000	4.59	-	250,000
$4.68	29,000	4.5	-	29,000
$5.34	144,500	6.5	-	108,375
$5.34	440,719	7.13	-	287,087
$5.97	150,000	7.13	-	75,000
$6.22	147,536	0.72	-	147,536
$6.22	331,626	8.26	-	331,626
$8.19	150,000	8.26	-	150,000
$9.02	40,500	5.12	-	40,500
$10.12	2,421	3.12	-	2,421
$10.12	6,050	8.26	-	6,050
$12.23	250,000	5.66	-	250,000
$21.40	970	8.40	-	970
	2,870,556		$-	2,396,405

c)	The following table contains information concerning restricted stock units granted under the 2019 Equity Incentive Plan:

	Three months ended September 30,
	2025			2024
	Number of shares	Weighted average grant date fair value		Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	1,164,440		$1.47	562,259	$2.59
Granted	-		-	308,829	$1.26
Vested	(119,042)		$1.98	(55,939)	$1.13
Forfeited	-	$		-	$-
Nonvested at end of period	1,045,398		$1.41	815,149	$2.06

	Nine months ended September 30,
	2025		2024
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	1,234,572	$1.77	621,135	$3.14
Granted	-	-	308,829	$1.26
Vested	(161,698)	$4.03	(99,989)	$6.07
Forfeited	(27,476)	$1.89	(14,826)	$3.64
Nonvested at end of period	1,045,398	$1.41	815,149	$2.06

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2025 (UNAUDITED)

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported).

For the three and nine-month periods ended September 30, 2025 and 2024, the Company recognized $176, $552, $155 and $466 thousand, respectively, of share-based compensation expense related to restricted stock units.

Total share-based compensation expense related to restricted stock units not yet recognized as of September 30, 2025 was $698 thousand, which is expected to be recognized over a weighted average period of 0.77 years.

d)	The following table summarizes share-based compensation expenses included in the statements of operations related to grants under the 2019 Equity Incentive Plan:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Research & development	$70	$162	$316	$431
General & administrative	210	215	552	717
Total	$280	$377	$868	$1,148

NOTE 13 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of September 30, 2025 and December 31, 2024:

	September 30, 2025
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,083	$4,083	$-	$-
Short term deposits	14,120	14,120	-	-
Restricted cash	464	464	-	-
Total financial assets	$18,667	$18,667	$-	$-

	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,301	$3,301	$-	$-
Short term deposits	20,195	20,195	-	-
Restricted cash	430	430	-	-
Total financial assets	$23,926	$23,926	$-	$-

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

1.	3,696,429 Series A warrants issued to investors and the placement agent in connection with the Company’s May 2024 registered direct offering expired on October 17, 2025.

2.	On November 11, 2025, the Company terminated the ATM Agreement.